October 16, 2008

Steven Barnhart
President, Chief Executive Officer, and Director
Orbitz Worldwide, Inc.
500 W. Madison Street, Suite 1000
Chicago, Illinois 60661

      Re: Orbitz Worldwide, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed March 11, 2008, Amended August 28, 2008
              File No. 1-33599
              Response Letter Dated October 10, 2008

Dear Mr. Barnhart:

      We refer you to our comment letter dated September 26, 2008 regarding business contacts with Cuba, Iran, and Syria. We have completed our review of this subject matter and have no further comments at this time.

              Sincerely,

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance